

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Hiren Patel
Chief Executive Officer
99 Acquisition Group Inc.
14 Noblewood Ct.
Gaithersburg, MD 20878

> **Re: 99 Acquisition Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 6, 2023**
> **File No. 333-269923**

Dear Hiren Patel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to comments 2 and 6 of our letter. In response to our comment, you represent that the website was operational as of March 1, 2022, and that no members were accepted until sometime after March 2022. You further represent that no sales were made via the website. We note that, as of at least March 10, 2021, the website was operational, and that, on that date, it stated that you had 15 members and had raised $61,500. Further, on March 22, 2021, the website disclosed the addition of another 7 members as of March 22, 2021. In November and December 2021, the website reflected that you had raised over $2,8000,000. It therefore appears that the website was operational before March 10, 2021, that it stated that you raised funds starting in early

2021, that it appeared that you did so through the website, and that you did it prior to the actual formation of the company in June of 2022. Please advise and revise your disclosure as appropriate to address this and any associated risks. Further, please revise your disclosure to indicate exactly when the offering started and when the offering ended.

2.   We note your response to prior comment 4. Please revise to also address the statements made on the website that "everyone that joins the crowdfunding will be a CO-FOUNDER and will be on the legal Articles of Incorporation." and "Co-Founders will receive a 100% refund if the SPAC does NOT IPO."

3.   We note your response to comment 5. Please supplementally provide us with all documentation provided to investors in the sponsor.

4.   We note your response to comment 6. Please revise to indicate the amount of founder shares and private placement warrants that the investors from the "friends and family members of Mr. Patel" offer who have invested $1.6 million will hold.

5.   We note your response to comment 8, and that your disclosure states that the information on the website that "funds are kept in a trust account post-IPO and will be returned to the investors if one or more companies are not acquired within 24 months" was inaccurate. Please advise whether the investors and potential investors have been made aware that their money will not be protected in a trust, how they were advised, and whether they have been given an opportunity to receive their investment back given this significant change to their expectations.

6.   We note your response to comment 9 of our letter. Your disclosure indicates that the holders of founder shares have agreed to waive rights to the money in the trust account, "whether or not such waiver is enforceable." Please explain the circumstances under which such a waiver would not be enforceable.

You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David J. Levine, Esq.